UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53644

SmartStop Self Storage, Inc.

(Edgewater REIT Acquisition (MD) LLC as successor by merger to SmartStop Self Storage, Inc.)

(Exact name of registrant as specified in its charter)

2795 East Cottonwood Parkway, Suite 400, Salt Lake City, Utah 84121

(801) 365-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*SmartStop Self Storage, Inc. merged with and into Edgewater REIT Acquisition (MD) LLC on October 1, 2015, at which time the separate corporate existence of SmartStop Self Storage, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Edgewater REIT Acquisition (MD) LLC, as successor by merger to SmartStop Self Storage, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Edgewater REIT Acquisition (MD) LLC as successor by merger to SmartStop Self Storage, Inc.

Date: October 1, 2015	By:	/s/ Gwyn G. McNeal
Gwyn G. McNeal
Manager